SECURITIES AND EXCHANGE COMMISSION

04013112

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 43243

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Richter Larry Lee DBA Financial Advantage Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Lazy Bluff
(No. and Street)

San Antonio	TX	78216-1617
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Richter 1-210-490-8877
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcus Fairall Bristol + Co., L.L.P.
(Name — *if individual, state last, first, middle name*)

6090 Surety Drive, Suite 100	El Paso	TX	79905
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 3 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Larry Lee Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richter, Larry Lee DBA Financial Advantage Company, as of 31 December 2003, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Registered Principal

Title

Notary Public

DIANA M. ALEMAN
Notary Public
State of Texas
My Comm. Exp. 12-27-2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY

Table of Contents

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

	2003	2002
Cash/Cash Equivalents		
Cash in Bank	$ 25,402	$ 18,631
Money Market Account (Note 3)	8,506	8,256
Total Cash/Cash Equivalents	33,908	26,887
Property, Furniture and Equipment		
Net of Accumulated Depreciation (Note 4)	7,343	11,197
Other Assets		
Supplies Inventory (Note 5)	300	300
TOTAL ASSETS	$ 41,551	$ 38,384

LIABILITIES AND PROPRIETOR'S CAPITAL

	2003	2002
Payroll Taxes Payable	$ 598	$ 627
Other Payable (Note 3)	4,480	-0-
Proprietor's Capital	36,473	37,757
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$ 41,551	$ 38,384

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
STATEMENTS OF CHANGES IN PROPRIETOR'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31,

		2003		2002
BEGINNING BALANCE	$	37,757	$	33,966
Add:				
Net Income		88,533		124,247
		126,290		158,213
Deduct:				
Withdrawals		89,817		120,456
ENDING BALANCE	$	36,473	$	37,757

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
COMPUTATION OF NET CAPITAL
DECEMBER 31,

		2003		2002
Total Proprietor's Capital from Statement of Financial Condition	$	36,473	$	37,757
Deduct Non-Allowable Assets		8,789		12,601
Net Capital before Haircuts on Security Positions		27,684		25,156
Haircuts on Securities – Other		141		137
NET CAPITAL	$	27,825	$	25,019

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
SCHEDULE FOR AGGREGATE INDEBTEDNESS COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

SEE NOTE 2

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

NOTE 2 - SUPPLEMENTAL INFORMATION IN ACCORDANCE WITH ERG 17A-5 OF THE REGULATIONS UNDER SECURDITY EXCHANGE ACT OF 1934:

Richter, Larry Lee, dba Financial Advantage Company does not receive, acquire, or hold funds or securities for customers or margin for customers and therefore the provisions of rule 15C 3-3 are not applicable to Financial Advantage Company. Therefore, an independent review of the Company's treatment of such transactions is not required.

NOTE 3 – CONTINGENCIES

There is an administrative investigation being conducted by the Department of Insurance for the State of California to determine whether action should be taken by the California Commissioner to suspend or revoke Mr. Richter's licensing rights issued by the California Commissioner of Insurance. This is an administrative proceeding that has been pending since October 22, 2003. It is not believed that this investigation will result in any liability or losses to Larry Richter or the Financial Advantage Company.

As previously disclosed, an administrative proceeding was initiated by the Commissioner of Securities of the Secretary of State of Georgia that resulted in a civil penalty of $4,480 that was imposed against Larry Richter. The imposition of the civil penalty is being challenged by Mr. Richter in a legal proceeding that is still pending and has not yet been finally determined. In the event that Mr. Richter's appeal of the administrative penalty is unsuccessful, the maximum potential liability is $4,480, which has been accrued in the financial statements.

The money market account was transferred into a variable annuity on November 16, 2000, with an additional $1,000. The value of the annuity on the last business day of December 2003 and 2002, were $8,506 and $8,256, respectively, which was confirmed. The primary beneficiary of the annuity is The Financial Advantage Company. The following hair cut requirements and non-allowable cost percentages for variable annuities in the computation of net capital are as follows:

2% required hair cut after non-allowable cost
non-allowable cost:
7% contingent deferred sales charge
10% premature withdrawal penalty

The non-allowable costs amounted to $1,446 at December 31, 2003 and $1,404 at December 31, 2002.

SUPPORTING SCHEDULE

MARCUS,
FAIRALL,
BRISTOL + CO., L.L.P.

Larry L. Richter
Richer, Larry Lee DBA Financial Advantage Company

In planning and performing our audit of the statement of financial condition and supplemental schedules of Richter, Larry Lee DBA Financial Advantage Company, for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded